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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (Check One):  [   ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
               [ X ] Form 10-Q [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

         For Period Ended:  March 31, 2007
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Speaking Roses International, Inc.
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Full Name of Registrant

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Former Name if Applicable

404 Ironwood Drive
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah, 84115
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City, State and Zip Code




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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before
[X] the fifteent h calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

During the month of March 2007 Registrant's Controller/Acting Chief Financial Officer experienced an immediate family member death and was required to be away from his duties with registrant for a substantial period of time. That event triggered a series of scheduling issues with Registrant's independent audit team and its legal counsel. Since that event, Registrant's focus has been on completing its Annual Report on Form 10-KSB for the period ended December 31, 2006 rather than on the current period 10-QSB for period ending March 31, 2007. As Registrant is a small business with limited resources, both Form 10-KSB for calendar year end December 31, 2006 and Form 10-QSB for quarter ended March 31, 2007 could not be completed without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   David R. Nichols              801           433-3900
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                     (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

                      Form 10-KSB Due 12/31/2006
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(3)           Is it  anticipated  that any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

                       SPEAKING ROSES INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 14, 2007                 By:  /s/  David R. Nichols
                                     Controller/Acting Chief Financial Officer



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